Exhibit 99

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022-6652 1000, Fax: 022-2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2025

		(₹ in crore)
		Quarter ended			Half year ended		Year ended 31.03.2025
		30.09.2025	30.06.2025	30.09.2024	30.09.2025	30.09.2024
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest earned (a)+(b)+(c)+(d)	86993.84	87371.87	83001.72	174365.71	164547.92	336367.43
	a) Interest / discount on advances / bills	63309.67	64147.91	62707.35	127457.58	124583.17	251953.60
	b) Income on investments	21328.37	20817.17	17826.68	42145.54	35300.75	73912.07
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	738.86	826.44	849.10	1565.30	1485.52	3172.52
	d) Others	1616.94	1580.35	1618.59	3197.29	3178.48	7329.24
2	Other income (a)+(b)	31566.79	45683.10	38455.02	77249.89	73905.31	134548.50
	a) Premium and other operating income from insurance business	20510.43	16073.37	19108.13	36583.80	33714.86	78589.17
	b) Others (Refer note 6)	11056.36	29609.73	19346.89	40666.09	40190.45	55959.33
3	Total income (1)+(2)	118560.63	133054.97	121456.74	251615.60	238453.23	470915.93
4	Interest expended	46740.86	47708.51	45414.21	94449.37	89993.71	183894.20
5	Operating expenses (i)+(ii)+(iii)	40879.05	49183.00	48805.24	90062.05	95351.77	176605.07
	i) Employees cost	9317.56	8897.46	8519.34	18215.02	16808.41	34135.75
	ii) Claims and benefits paid and other expenses pertaining to insurance business	18988.69	28072.92	28396.69	47061.61	55149.24	94437.39
	iii) Other operating expenses	12572.80	12212.62	11889.21	24785.42	23394.12	48031.93
6	Total expenditure (4)+(5) (excluding provisions and contingencies)	87619.91	96891.51	94219.45	184511.42	185345.48	360499.27
7	Operating profit before provisions and contingencies (3)-(6)	30940.72	36163.46	27237.29	67104.18	53107.75	110416.66
8	Provisions (other than tax) and contingencies (Refer note 11)	4281.83	15313.63	3268.87	19595.46	6411.96	14174.61
9	Exceptional items	—	—	—	—	—	—
10	Profit from ordinary activities before tax and minority interest (7)-(8)-(9)	26658.89	20849.83	23968.42	47508.72	46695.79	96242.05
11	Tax expense	6295.12	3759.40	5340.98	10054.52	10880.30	22801.88
12	Net profit from ordinary activities after tax and before minority interest (10)-(11)	20363.77	17090.43	18627.44	37454.20	35815.49	73440.17
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net profit for the period before minority interest (12)-(13)	20363.77	17090.43	18627.44	37454.20	35815.49	73440.17
15	Less: Minority interest	753.10	832.52	801.53	1585.62	1514.73	2647.92
16	Net profit for the period (14)-(15)	19610.67	16257.91	17825.91	35868.58	34300.76	70792.25
17	Paid up equity share capital (Face value of ₹ 1/- each)	1536.37	766.79	763.08	1536.37	763.08	765.22
18	Reserves excluding revaluation reserves						517218.98
19	Analytical Ratios and other disclosures :
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face value of ₹ 1/- each): (Refer note 7)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	12.78	10.61	11.70	23.39	22.54	46.41
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	12.71	10.56	11.65	23.27	22.44	46.20

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Group is as under:

		( ₹ in crore)
		Quarter ended			Half year ended		Year ended 31.03.2025
		30.09.2025	30.06.2025	30.09.2024	30.09.2025	30.09.2024
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	20609.22	26104.21	14567.80	46713.43	29888.39	62227.48
b)	Retail Banking:	75584.52	75191.18	70014.78	150775.70	138069.57	283434.79
	(i) Digital Banking*	2.62	2.49	2.20	5.11	3.90	8.59
	(ii) Non Digital Banking	75581.90	75188.69	70012.58	150770.59	138065.67	283426.20
c)	Wholesale Banking	42308.37	44790.22	47470.21	87098.59	94644.16	191964.51
d)	Other Banking Operations	9333.81	8693.64	8716.61	18027.45	16710.77	35449.05
e)	Insurance Business**	22798.91	31619.24	31439.60	54418.15	61072.23	107630.27
f)	Others^	4721.00	4414.83	4517.50	9135.83	8,180.11	17136.34
g)	Unallocated	—	—	—	—	—	—
	Total	175355.83	190813.32	176726.50	366169.15	348565.23	697842.44
	Less: Inter Segment Revenue	56795.20	57758.35	55269.76	114553.55	110112.00	226926.51

	Income from Operations	118560.63	133054.97	121456.74	251615.60	238453.23	470915.93

2	Segment Results***
a)	Treasury	4212.52	10597.73	743.83	14810.25	2450.16	4605.36
b)	Retail Banking:	9098.86	3381.70	6915.89	12480.56	12737.17	27309.11
	(i) Digital Banking*	(0.44)	(0.20)	0.12	(0.64)	0.05	0.04
	(ii) Non Digital Banking	9099.30	3381.90	6915.77	12481.20	12737.12	27309.07
c)	Wholesale Banking	8922.62	3698.39	11864.31	12621.01	22640.49	44543.96
d)	Other Banking Operations	2790.10	2016.76	3075.19	4806.86	6631.73	14363.75
e)	Insurance Business**	1746.19	1644.92	1163.42	3391.12	2524.23	5953.61
f)	Others^	489.63	91.71	799.72	581.33	883.70	1810.38
g)	Unallocated	(601.03)	(581.38)	(593.94)	(1182.41)	(1171.69)	(2344.12)

	Total Profit Before Tax and Minority Interest	26658.89	20849.83	23968.42	47508.72	46695.79	96242.05

3	Segment Assets
a)	Treasury	921265.72	1024344.73	825913.16	921265.72	825913.16	991874.12
b)	Retail Banking:	1528244.81	1528135.60	1466708.32	1528244.81	1466708.32	1533890.27
	(i) Digital Banking*	108.45	88.04	60.89	108.45	60.89	81.15
	(ii) Non Digital Banking	1528136.36	1528047.56	1466647.43	1528136.36	1466647.43	1533809.12
c)	Wholesale Banking	1421440.84	1269139.82	1263373.58	1421440.84	1263373.58	1247937.97
d)	Other Banking Operations	111367.06	110854.88	105840.37	111367.06	105840.37	112358.81
e)	Insurance Business**	395094.85	390123.07	359068.23	395094.85	359068.23	372256.74
f)	Others^	116638.18	111848.31	104654.33	116638.18	104654.33	109961.74
g)	Unallocated	20689.94	21601.63	26229.94	20689.94	26229.94	24137.77

	Total	4514741.40	4456048.04	4151787.93	4514741.40	4151787.93	4392417.42

4	Segment Liabilities***
a)	Treasury	87053.07	84025.64	68586.20	87053.07	68586.20	83340.18
b)	Retail Banking:	2353971.83	2322644.57	2142405.13	2353971.83	2142405.13	2312515.85
	(i) Digital Banking*	114.76	93.51	65.56	114.76	65.56	86.16
	(ii) Non Digital Banking	2353857.07	2322551.06	2142339.57	2353857.07	2142339.57	2312429.69
c)	Wholesale Banking	996474.90	966071.31	950205.19	996474.90	950205.19	956136.34
d)	Other Banking Operations	4046.54	9253.99	8899.59	4046.54	8899.59	8513.18
e)	Insurance Business**	379214.74	374712.75	346528.53	379214.74	346528.53	358568.57
f)	Others^	90582.91	86751.07	83430.04	90582.91	83430.04	86926.10
g)	Unallocated	39053.44	49441.01	54498.50	39053.44	54498.50	48268.77

	Total	3950397.43	3892900.34	3654553.18	3950397.43	3654553.18	3854268.99

5	Capital, Employees stock options outstanding, Reserves and Minority Interest	564343.97	563147.70	497234.75	564343.97	497234.75	538148.43

6	Total (4)+(5)	4514741.40	4456048.04	4151787.93	4514741.40	4151787.93	4392417.42

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

** Includes the operations of HDFC Life Insurance Company Limited (consolidated) (“HDFC Life”) and HDFC ERGO General Insurance Company Limited (“HDFC Ergo”).

*** Segment Results and Liabilities for the quarter ended June 30, 2025 and half year ended September 30, 2025 are after considering the impact of floating provisions in the respective segments.

^ Includes the operations of the consolidated entities of the Bank, not covered in any of the above segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Consolidated statement of Assets and Liabilities is given below:

	( ₹ in crore)
	As at 30.09.2025	As at 30.09.2024	As at 31.03.2025
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	1536.37	763.08	765.22
Employees stock options outstanding	4183.53	3228.04	3805.19
Reserves and surplus	537607.51	477794.04	517218.98
Minority interest	21016.56	15449.59	16359.04
Deposits	2798169.83	2496324.92	2710898.23
Borrowings	599507.24	666038.88	634605.57
Other liabilities and provisions	209125.38	180896.04	188163.66
Policyholders’ funds	343594.98	311293.34	320601.53

Total	4514741.40	4151787.93	4392417.42

ASSETS
Cash and balances with Reserve Bank of India	133210.73	194486.02	144390.25
Balances with banks and money at call and short notice	43847.14	71899.37	105557.65
Investments	1250390.77	1061584.96	1186472.89
Advances	2853902.56	2593627.71	2724938.16
Fixed assets	15537.75	14170.63	15257.94
Other assets	217852.45	216019.24	215800.53

Total	4514741.40	4151787.93	4392417.42

2	Consolidated statement of Cashflows is given below:

	(₹ in crore)
Particulars	Half year ended		Year ended
	30.09.2025	30.09.2024	31.03.2025
	Unaudited	Unaudited	Audited
Cash flows from operating activities:
Consolidated profit before income tax and after minority interest	45923.10	45181.06	93594.13

Adjustment for:
Depreciation on fixed assets	2061.48	1888.04	3805.23
(Profit) / loss on revaluation of investments	(3440.62)	(9654.26)	3909.10
Amortisation of premium on investments	379.31	(167.81)	87.07
Profit on sale of fixed assets	(60.52)	(10.52)	(22.03)
(Profit) / loss on sale of investment in subsidiary	(6949.27)	—	8.00
Provision / charge for non performing assets	6973.56	7648.95	15385.24
Floating provisions	9000.00	—	—
Provision / (write-back) for standard assets and contingencies	3621.90	(1236.99)	(1210.63)
Employee stock options / units expense	1128.13	1052.13	2086.05

	58637.07	44700.60	117642.16

Adjustments for:
Increase in investments	(59467.24)	(39018.35)	(180362.67)
Increase in advances	(135993.25)	(29800.16)	(169918.22)
Increase in deposits	87271.60	119437.64	334010.95
Increase in other assets	(5074.33)	(5306.95)	(10829.67)
Increase in other liabilities and provisions	7937.04	6663.72	13117.98
Increase in policyholders’ funds	23377.42	29426.38	43289.99

	(23311.69)	126102.88	146950.52

Direct taxes paid (net of refunds)	(8740.82)	(12303.16)	(19708.68)

Net cash flows (used in) / from operating activities	(32052.51)	113799.72	127241.84

Cash flows from investing activities:
Purchase of fixed assets	(1385.60)	(1792.03)	(4075.89)
Proceeds from sale of fixed assets	263.00	42.26	100.72
Proceeds from sale of investment in subsidiary (net)	9755.00	—	192.00
Investment in subsidiaries	(80.87)	(67.47)	(67.47)

Net cash flow from / (used in) investing activities	8551.53	(1817.24)	(3850.64)

	( ₹ in crore)
Particulars	Half year ended		Year ended
	30.09.2025	30.09.2024	31.03.2025
	Unaudited	Unaudited	Audited
Cash flows from financing activities:
Increase in minority interest	401.39	1054.32	2382.88
Proceeds from issue of share capital	6345.14	3918.40	6346.50
Proceeds from issue of Tier 1 and Tier 2 capital instruments	400.00	500.00	1182.00
Redemption of Tier 1 and Tier 2 capital instruments	—	(200.00)	(500.00)
Decrease in other borrowings	(36214.34)	(64919.96)	(97062.73)
Dividend paid during the year	(20705.98)	(14826.19)	(14826.19)

Net cash flow used in financing activities	(49773.79)	(74473.43)	(102477.54)

Effect of fluctuation in foreign currency translation reserve	384.74	41.83	199.73

Net increase in cash and cash equivalents	(72890.03)	37550.88	21113.39

Cash and cash equivalents at the beginning of the year	249947.90	228834.51	228834.51
Cash and cash equivalents at the end of the period	177057.87	266385.39	249947.90

Cash and cash equivalents includes cash and balances with the RBI and balances with banks and money at call & short notice.

3

The above financial results represent the consolidated financial results of HDFC Bank Limited, its subsidiaries (together referred to as the “Group”) and HDB Employee Welfare Trust (“EWT”). These financial results have been approved by the Board of Directors at its meeting held on October 18, 2025. The financial results for the quarter and half year ended September 30, 2025 have been subjected to a “Limited Review” by the joint statutory auditors of the Bank viz. Batliboi & Purohit, Chartered Accountants and B S R & Co. LLP Chartered Accountants. The previous period results were reviewed / audited by the Bank’s joint statutory auditors - Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants.

4

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time, the Insurance Regulatory and Development Authority of India (“IRDAI”) (Preparation of Financial Statements and Auditors Report of Insurance companies) Regulations, 2002 (“IRDAI Guidelines”) to the extent applicable for insurance entities and other accounting principles generally accepted in India and these financial results are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time, to the extent applicable.

5

The Group has applied significant accounting policies in the preparation of these consolidated financial results consistent with those followed in the annual consolidated financial statements for the year ended March 31, 2025. Any relevant circular / direction issued by the RBI and other regulator(s) is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

6

On June 25, 2025, the Bank’s subsidiary company, HDB Financial services Limited (“HDBFS”) launched its initial public offering (“IPO”), comprised of a fresh issuance of equity shares aggregating to ₹ 2,500.00 crore and an offer for sale (“OFS”) of equity shares by the Bank, aggregating to ₹ 10,000.00 crore. Under the OFS, the Bank divested 13,51,35,135 equity shares of ₹ 10 each of HDBFS at ₹ 740/- per share, for a consideration aggregating to ₹ 10,000.00 crore. In the Consolidated Financials, profit on sale of investment is considered as the difference between the sale consideration and the Bank’s share in the carrying amount of HDBFS’s net assets (to the extent of sale), as of the date of sale. Consequently, the net gain to the Bank in the Consolidated Financials, on sale of shares under the OFS is ₹ 6,949.27 crore (before tax and net of estimated IPO related expenses) during the half year ended September 30, 2025.

7

During the quarter ended September 30, 2025, the shareholders of the Bank have approved, through postal ballot, the issuance of bonus shares, in the proportion of 1:1, i.e. 1 (One) bonus equity share of ₹ 1 each for every 1 (One) fully paid-up equity share held as on the record date. Accordingly, the Bank has allotted 7,67,70,39,761 equity shares as bonus shares on August 28, 2025 by utilisation of share premium. All shares and per share information in the financial results reflect the effect of bonus shares issuance retrospectively.

8

During the quarter and half year ended September 30, 2025, the Bank has allotted 1,87,45,147 and 3,44,37,119 equity shares respectively, pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

9

During the quarter ended September 30, 2025, the Bank has acquired 71,678 equity shares in HDFC Capital Advisors Limited (“HCAL”) for consideration of ₹ 80.87 crore. Post this acquisition, the Bank’s shareholding in HCAL was 89.68% as at September 30, 2025.

10

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, and recoveries from accounts previously written off.

11	During the half year ended September 30, 2025, the Bank has made a floating provision of ₹ 9,000.00 crore in line with the Board approved policy.

12

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and net stable funding ratio under the Basel III Framework. These disclosures would be available on the Bank’s website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been reviewed by the statutory auditors.

13	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

14	₹ 10 million = ₹ 1 crore

Sashidhar Jagdishan
Place: Mumbai	Managing Director
Date: October 18, 2025	DIN-08614396

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2025

		(₹ in crore)
		Quarter ended			Half year ended		Year ended 31.03.2025
		30.09.2025	30.06.2025	30.09.2024	30.09.2025	30.09.2024
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest earned (a)+(b)+(c)+(d)	76690.70	77470.20	74016.91	154160.90	147050.05	300517.04
	a) Interest / discount on advances / bills	59264.81	60192.64	59389.81	119457.45	118104.69	238444.43
	b) Income on investments	15285.48	15070.08	12631.60	30355.56	25175.42	53319.69
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	554.79	670.17	674.74	1224.96	1147.63	2506.31
	d) Others	1585.62	1537.31	1320.76	3122.93	2622.31	6246.61
2	Other Income (Refer note 13)	14350.02	21729.83	11482.73	36079.85	22150.84	45632.28
3	Total Income (1)+(2)	91040.72	99200.03	85499.64	190240.75	169200.89	346149.32
4	Interest expended	45139.20	46032.23	43903.01	91171.43	87099.01	177846.95
5	Operating expenses (i)+(ii)	17977.92	17433.84	16890.89	35411.76	33511.50	68174.89
	i) Employees cost	6461.29	6157.97	5985.30	12619.26	11834.18	23900.53
	ii) Other operating expenses	11516.63	11275.87	10905.59	22792.50	21677.32	44274.36
6	Total Expenditure (4)+(5) (excluding provisions and contingencies)	63117.12	63466.07	60793.90	126583.19	120610.51	246021.84
7	Operating Profit before provisions and contingencies (3)-(6)	27923.60	35733.96	24705.74	63657.56	48590.38	100127.48
8	Provisions (other than tax) and Contingencies (Refer note 8)	3500.53	14441.63	2700.46	17942.16	5302.52	11649.42
9	Exceptional items	—	—	—	—	—	—
10	Profit from ordinary activities before tax (7)-(8)-(9)	24423.07	21292.33	22005.28	45715.40	43287.86	88478.06
11	Tax Expense (Refer note 14)	5781.79	3137.12	5184.31	8918.91	10292.14	21130.70
12	Net Profit from ordinary activities after tax (10)-(11)	18641.28	18155.21	16820.97	36796.49	32995.72	67347.36
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit for the period (12)-(13)	18641.28	18155.21	16820.97	36796.49	32995.72	67347.36
15	Paid up equity share capital (Face Value of ₹ 1/- each)	1536.37	766.79	763.08	1536.37	763.08	765.22
16	Reserves excluding revaluation reserves						496854.21
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	19.96%	19.88%	19.77%	19.96%	19.77%	19.55%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each): (Refer note 6)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	12.14	11.86	11.04	24.00	21.68	44.15
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	12.09	11.79	10.99	23.88	21.59	43.95
	(iv) NPA Ratios:
	(a) Gross NPAs	34289.48	37040.80	34250.62	34289.48	34250.62	35222.64
	(b) Net NPAs	11447.29	12275.99	10308.54	11447.29	10308.54	11320.43
	(c) % of Gross NPAs to Gross Advances	1.24%	1.40%	1.36%	1.24%	1.36%	1.33%
	(d) % of Net NPAs to Net Advances	0.42%	0.47%	0.41%	0.42%	0.41%	0.43%
	(v) Return on assets (average) - not annualized	0.49%	0.48%	0.49%	0.97%	0.96%	1.91%
	(vi) Net worth	507536.55	508803.89	450136.68	507536.55	450136.68	488899.89
	(vii) Outstanding Redeemable Preference Shares	—	—	—	—	—	—
	(viii) Capital Redemption Reserve	—	—	—	—	—	—
	(ix) Debt Equity Ratio	0.52	0.61	0.93	0.52	0.93	0.74
	(x) Total Debts to Total Assets	12.73%	12.90%	15.88%	12.73%	15.88%	14.01%
	- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Standalone Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in crore)
		Quarter ended			Half year ended		Year ended 31.03.2025
		30.09.2025	30.06.2025	30.09.2024	30.09.2025	30.09.2024
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	20609.22	28283.34	14567.80	48892.56	29888.39	62227.48
b)	Retail Banking:	75584.52	75191.18	70014.78	150775.70	138069.57	283434.79
	(i) Digital Banking*	2.62	2.49	2.20	5.11	3.90	8.59
	(ii) Non Digital Banking	75581.90	75188.69	70012.58	150770.59	138065.67	283426.20
c)	Wholesale Banking	42308.37	44790.22	47470.21	87098.59	94644.16	191964.51
d)	Other Banking Operations	9333.81	8693.64	8716.61	18027.45	16710.77	35449.05
e)	Unallocated	—	—	—	—	—	—
	Total	147835.92	156958.38	140769.40	304794.30	279312.89	573075.83
	Less: Inter Segment Revenue	56795.20	57758.35	55269.76	114553.55	110112.00	226926.51

	Income from Operations	91040.72	99200.03	85499.64	190240.75	169200.89	346149.32

2	Segment Results$
a)	Treasury	4212.52	12776.86	743.83	16989.38	2450.16	4605.36
b)	Retail Banking:	9098.86	3381.70	6915.89	12480.56	12737.17	27309.11
	(i) Digital Banking*	(0.44)	(0.20)	0.12	(0.64)	0.05	0.04
	(ii) Non Digital Banking	9099.30	3381.90	6915.77	12481.20	12737.12	27309.07
c)	Wholesale Banking	8922.62	3698.39	11864.31	12621.01	22640.49	44543.96
d)	Other Banking Operations	2790.10	2016.76	3075.19	4806.86	6631.73	14363.75
e)	Unallocated	(601.03)	(581.38)	(593.94)	(1182.41)	(1171.69)	(2344.12)

	Total Profit Before Tax	24423.07	21292.33	22005.28	45715.40	43287.86	88478.06

3	Segment Assets
a)	Treasury	921265.72	1024344.73	825913.16	921265.72	825913.16	991874.12
b)	Retail Banking:	1528244.81	1528135.60	1466708.32	1528244.81	1466708.32	1533890.27
	(i) Digital Banking*	108.45	88.04	60.89	108.45	60.89	81.15
	(ii) Non Digital Banking	1528136.36	1528047.56	1466647.43	1528136.36	1466647.43	1533809.12
c)	Wholesale Banking	1421440.84	1269139.82	1263373.58	1421440.84	1263373.58	1247937.97
d)	Other Banking Operations	111367.06	110854.88	105840.37	111367.06	105840.37	112358.81
e)	Unallocated	20689.94	21601.63	26229.94	20689.94	26229.94	24137.77

	Total	4003008.37	3954076.66	3688065.37	4003008.37	3688065.37	3910198.94

4	Segment Liabilities$
a)	Treasury	87053.07	84025.64	68586.20	87053.07	68586.20	83340.18
b)	Retail Banking:	2353971.83	2322644.57	2142405.13	2353971.83	2142405.13	2312515.85
	(i) Digital Banking*	114.76	93.51	65.56	114.76	65.56	86.16
	(ii) Non Digital Banking	2353857.07	2322551.06	2142339.57	2353857.07	2142339.57	2312429.69
c)	Wholesale Banking	996474.90	966071.31	950205.19	996474.90	950205.19	956136.34
d)	Other Banking Operations	4046.54	9253.99	8899.59	4046.54	8899.59	8513.18
e)	Unallocated	39053.44	49441.01	54498.50	39053.44	54498.50	48268.77

	Total	3480599.78	3431436.52	3224594.61	3480599.78	3224594.61	3408774.32

5	Capital, Employees stock options outstanding and Reserves	522408.59	522640.14	463470.76	522408.59	463470.76	501424.62

6	Total (4)+(5)	4003008.37	3954076.66	3688065.37	4003008.37	3688065.37	3910198.94

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

$Segment Results and Liabilities for the quarter ended June 30, 2025 and half year ended September 30, 2025 are after considering the impact of floating provisions in the respective segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Standalone statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 30.09.2025	As at 30.09.2024	As at 31.03.2025
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	1536.37	763.08	765.22
Employees stock options outstanding	4183.53	3228.04	3805.19
Reserves and surplus	516688.69	459479.64	496854.21
Deposits	2801788.77	2500088.17	2714714.90
Borrowings	509597.05	585556.08	547930.90
Other liabilities and provisions	169213.96	138950.36	146128.52

Total	4003008.37	3688065.37	3910198.94

ASSETS
Cash and balances with Reserve Bank of India	133187.66	194458.26	144355.03
Balances with banks and money at call and short notice	31954.62	61881.11	95215.65
Investments	874321.25	724015.07	836359.68
Advances	2746359.78	2495120.34	2619608.61
Fixed assets	13854.09	12829.45	13655.40
Other assets	203330.97	199761.14	201004.57

Total	4003008.37	3688065.37	3910198.94

2	Standalone statement of Cashflows is given below:

	(₹ in crore)
	Half year ended		Year ended 31.03.2025
	30.09.2025	30.09.2024
Particulars	Unaudited	Unaudited	Audited
Cash flows from operating activities:
Profit before income tax	45715.40	43287.86	88478.06
Adjustments for:
Depreciation on fixed assets	1812.01	1691.44	3379.47
(Profit) / loss on revaluation of investments	(2087.57)	(469.18)	268.40
Amortisation of premium / (discount) on investments	323.82	(228.79)	(27.87)
Profit on sale of fixed assets	(59.18)	(9.86)	(22.65)
(Profit) / loss on sale of investment in subsidiary	(9,128.40)	—	8.00
Provision / charge for non performing assets	5280.22	6447.48	12715.31
Floating provisions	9,000.00	—	—
Provision / (write-back) for standard assets and contingencies	3661.93	(1144.95)	(1065.87)
Dividend from subsidiaries	(1631.44)	(1547.48)	(2187.01)
Employee stock options / units expense	1001.76	940.39	1890.70

	53888.55	48966.91	103436.54

Adjustments for:
Increase in investments	(36613.85)	(17434.47)	(130200.37)
Increase in advances	(132032.33)	(17126.34)	(148903.38)
Increase in deposits	87073.88	120301.90	334928.62
Increase in other assets	(4455.11)	(1833.81)	(7342.45)
Increase in other liabilities and provisions	10062.76	4056.64	10634.06

	(22076.10)	136930.83	162553.02

Direct taxes paid (net of refunds)	(7565.91)	(11066.04)	(17375.71)

Net cash flow (used in) / from operating activities	(29642.01)	125864.79	145177.31

Cash flows from investing activities:
Purchase of fixed assets	(943.84)	(1441.69)	(3198.69)
Proceeds from sale of fixed assets	257.39	38.31	90.45
Investment in subsidiaries	(80.87)	(1,309.77)	(1,309.77)
Proceeds from sale of investment in subsidiary (net)	9,755.00	—	192.00
Dividend from subsidiaries	1631.44	1547.48	2187.01

Net cash flow from / (used in) investing activities	10619.12	(1165.67)	(2039.00)

Cash flows from financing activities:
Proceeds from issue of share capital	3589.34	3918.40	6346.50
Decrease in other borrowings	(38665.60)	(76636.24)	(114429.18)
Dividend paid during the period	(20705.98)	(14826.19)	(14826.19)

Net cash flow used in financing activities	(55782.24)	(87544.03)	(122908.87)

Effect of fluctuation in foreign currency translation reserve	376.73	36.87	193.83

Net increase / (decrease) in cash and cash equivalents	(74428.40)	37191.96	20423.27

Cash and cash equivalents at the beginning of the year	239570.68	219147.41	219147.41
Cash and cash equivalents at the end of the period	165142.28	256339.37	239570.68

Cash and cash equivalents includes Cash and balances with Reserve Bank of India and Balances with banks and money at call and short notice.

3

The above standalone financial results have been approved by the Board of Directors at its meeting held on October 18, 2025. The financial results for the quarter and half year ended September 30, 2025 have been subjected to a “Limited Review” by the joint statutory auditors of the Bank viz. Batliboi & Purohit, Chartered Accountants and B S R & Co. LLP Chartered Accountants. The previous period results were reviewed / audited by the Bank’s joint statutory auditors - Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants.

4

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time and other accounting principles generally accepted in India, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time, to the extent applicable. Basis nature of the Bank’s business, applicable ratios under the said regulations are disclosed.

5

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2025. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable, unless specifically required under those circulars / directions.

6

During the quarter ended September 30, 2025, the shareholders of the Bank have approved, through postal ballot, the issuance of bonus shares, in the proportion of 1:1, i.e. 1 (One) bonus equity share of ₹ 1 each for every 1 (One) fully paid-up equity share held as on the record date. Accordingly, the Bank has allotted 7,67,70,39,761 equity shares as bonus shares on August 28, 2025 by utilisation of share premium. All shares and per share information in the financial results reflect the effect of bonus shares issuance retrospectively.

7

During the quarter and half year ended September 30, 2025, the Bank has allotted 1,87,45,147 and 3,44,37,119 equity shares respectively, pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

8	During the half year ended September 30, 2025, the Bank has made a floating provision of ₹ 9,000.00 crore in line with the Board approved policy.

9

Details of resolution plan implemented under the Resolution Framework for COVID-19-related Stress as per RBI circulars dated August 06, 2020 (Resolution Framework 1.0) and May 05, 2021 (Resolution Framework 2.0) as at September 30, 2025 are given below:

	(₹ in crore)
Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of the previous half-year i.e. March 31, 2025 (A)	Of (A), aggregate debt that slipped into NPA during the half-year ended September 30, 2025	Of (A) amount written off during the half-year#	Of (A) amount paid by the borrowers during the half-year	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of this half-year i.e. September 30, 2025^
Personal Loans	2,886.23	80.36	18.55	462.53	2,343.34
Corporate persons	226.46	0.45	0.01	28.79	197.22
Of which, MSMEs	25.99	0.18	—	4.68	21.13
Others	242.98	7.72	1.62	68.01	167.25

Total	3,355.67	88.53	20.18	559.33	2,707.81

#	Represents debt that slipped into NPA and was subsequently written off during the half- year ended September 30, 2025.

^	Excludes other facilities to the borrowers aggregating to ₹ 223.04 crore which have not been restructured.

10	Details of loans transferred / acquired during the quarter ended September 30, 2025 as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:

(i)	Details of non-performing assets (NPAs) transferred:

	₹ in crore except number of accounts
Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	444.00	—	—
Aggregate principal outstanding of loans transferred	30.94	—	—
Weighted average residual tenor of the loans transferred (in years)	13.20	—	—
Net book value of loans transferred (at the time of transfer)	1.87	—	—
Aggregate consideration	17.96	—	—
Additional consideration realised in respect of accounts transferred in earlier years	8.82	—	—

Above excludes sale of written-off accounts.

The Bank has reversed the excess provision of ₹ 16.09 crore to Profit and Loss account on sale of the aforesaid loans.

(ii)	Details of loans not in default transferred through assignment / participation are given below:

Particulars	Value
Aggregate amount of loans transferred (₹ in crore)	1,768.51
Weighted average residual maturity (in years)	7.89
Weighted average holding period (in years)	4.40
Retention of beneficial economic interest	10%
Tangible security coverage	100%

The loans transferred are not rated as these are to non-corporate borrowers.

(iii)	Details of ratings of Security Receipts (SRs) outstanding as on September 30, 2025 are given below:

	(₹ in crore)
Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR4	India Ratings	25% - 50%	161.77
RR1	India Ratings	100% - 150%	44.14
RR5	CRISIL	Upto 25%	18.36
RR1+	India Ratings	More than 150%	0.15
RR1	CRISIL	100% - 150%	118.66
Unrated			730.40
		Total	1,073.48

(iv)	The Bank has not acquired any stressed loan and loan not in default.

11

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

12

During the quarter ended September 30, 2025, the Bank has acquired 71,678 equity shares in HDFC Capital Advisors Limited (“HCAL”) for consideration of ₹ 80.87 crore. Post this acquisition, the Bank’s shareholding in HCAL was 89.68% as at September 30, 2025.

13

On June 25, 2025, the Bank’s subsidiary company, HDB Financial Services Limited (“HDBFS”) launched its initial public offering (“IPO”), comprised of a fresh issuance of equity shares aggregating to ₹ 2,500.00 crore and an offer for sale (“OFS”) of equity shares by the Bank, aggregating to ₹ 10,000.00 crore. Under the OFS, the Bank divested 13,51,35,135 equity shares of ₹ 10 each of HDBFS at ₹ 740/- per share, for a consideration aggregating to ₹ 10,000.00 crore. Consequently, the net gain to the Bank on sale of shares under the OFS is ₹ 9,128.40 crore (before tax and net of estimated IPO related expenses) during the half year ended September 30, 2025.

14	Provision for tax during the half year ended September 30, 2025 is net of write back of provision no longer required of ₹ 1,144.46 crore, pursuant to favourable orders received.

15	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

16	₹ 10 million = ₹ 1 crore

Sashidhar Jagdishan
Place: Mumbai	Managing Director
Date: October 18, 2025	DIN-08614396

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2025

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and half year ended September 30, 2025, at its meeting held in Mumbai on Saturday, October 18, 2025. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2025

The Bank’s net revenue grew by 10.3% to ₹ 459.0 billion for the quarter ended September 30, 2025 from ₹ 416.0 billion for the quarter ended September 30, 2024.

Net interest income (interest earned less interest expended) for the quarter ended September 30, 2025 grew by 4.8% to ₹ 315.5 billion from ₹ 301.1 billion for the quarter ended September 30, 2024. Core net interest margin was at 3.27% on total assets, reflecting assets repricing faster than deposits, as against 3.35% for the prior quarter ended June 30, 2025.

Other income (non-interest revenue) for the quarter ended September 30, 2025 was ₹ 143.5 billion. The four components of other income for the quarter ended September 30, 2025 were fees & commissions of ₹ 88.4 billion (₹ 81.4 billion in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 15.9 billion (₹ 14.6 billion in the corresponding quarter of the previous year), net trading and mark to market gain of ₹ 23.9 billion (₹ 2.9 billion in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend of ₹ 15.3 billion (₹ 15.9 billion in the corresponding quarter of the previous year).

Operating expenses for the quarter ended September 30, 2025 were ₹ 179.8 billion, as against ₹ 168.9 billion during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 39.2%.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Provisions and contingencies for the quarter ended September 30, 2025 were ₹ 35.0 billion. The total credit cost ratio was at 0.51% for the quarter ended September 30, 2025.

Profit before tax (PBT) for the quarter ended September 30, 2025 was at ₹ 244.2 billion. Profit after tax (PAT) for the quarter was at ₹ 186.4 billion, a growth of 10.8% over the quarter ended September 30, 2024.

Balance Sheet: As of September 30, 2025

Total balance sheet size as of September 30, 2025 was ₹ 40,030 billion as against ₹ 36,881 billion as of September 30, 2024.

The Bank’s average deposits were ₹ 27,105 billion for the September 2025 quarter, a growth of 15.1% over ₹ 23,540 billion for the September 2024 quarter, and 2.0% over ₹ 26,576 billion for the June 2025 quarter.

The Bank’s average CASA deposits were ₹ 8,770 billion for the September 2025 quarter, a growth of 8.5% over ₹ 8,084 billion for the September 2024 quarter, and 1.9% over ₹ 8,604 billion for the June 2025 quarter.

Total EOP Deposits were at ₹ 28,018 billion as of September 30, 2025, an increase of 12.1% over September 30, 2024. CASA deposits grew by 7.4% with savings account deposits at ₹ 6,527 billion and current account deposits at ₹ 2,964 billion. Time deposits were at ₹ 18,526 billion as of September 30, 2025, an increase of 14.6% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 33.9% of total deposits as of September 30, 2025.

The Bank’s average advances under management, grossing up for transfers through inter-bank participation certificates, bills rediscounted and securitisation / assignment were ₹ 27,946 billion for the September 2025 quarter, a growth of 9.0% over ₹ 25,639 billion for the September 2024 quarter, and a growth of 1.9% over ₹ 27,423 billion for the June 2025 quarter.

Gross advances were at ₹ 27,692 billion as of September 30, 2025, an increase of 9.9% over September 30, 2024. Advances under management grew by 8.9% over September 30, 2024. Retail loans grew by 7.4%, small and mid-market enterprises loans grew by 17.0% and corporate and other wholesale loans grew by 6.4%. Overseas advances constituted 1.8% of total advances.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Half Year ended September 30, 2025

For the half year ended September 30, 2025, the Bank earned a total income of ₹ 1,902.4 billion as against ₹ 1,692.0 billion in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the half year ended September 30, 2025 were ₹ 990.7 billion, as against ₹ 821.0 billion for the half year ended September 30, 2024. Profit after tax for the half year ended September 30, 2025 was ₹ 368.0 billion, up by 11.5% over the corresponding half year ended September 30, 2024.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 20.0% as on September 30, 2025 (19.8% as on September 30, 2024) as against a regulatory requirement of 11.9%. Tier 1 CAR was at 17.9% and Common Equity Tier 1 Capital ratio was at 17.5% as of September 30, 2025. Risk-weighted Assets were at ₹ 27,841 billion.

NETWORK

As of September 30, 2025, the Bank’s distribution network was at 9,545 branches and 21,417 ATMs across 4,156 cities / towns as against 9,092 branches and 20,993 ATMs across 4,088 cities / towns as of September 30, 2024. 50% of our branches are in semi-urban and rural areas. In addition, we have 15,253 business correspondents, which are primarily manned by Common Service Centres (CSC). The number of employees were at 2,20,339 as of September 30, 2025 (as against 2,06,758 as of September 30, 2024).

ASSET QUALITY

Gross non-performing assets were at 1.24% of gross advances as on September 30, 2025 (0.99% excluding NPAs in the agricultural segment), as against 1.40% as on June 30, 2025 (1.14% excluding NPAs in the agricultural segment), and 1.36% as on September 30, 2024 (1.19% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.42% of net advances as on September 30, 2025.

KEY SUBSIDIARIES

Amongst the Bank’s key subsidiaries, HDFC Life Insurance Company Ltd and HDFC ERGO General Insurance Company Ltd prepare their financial results in accordance with Indian GAAP and other subsidiaries do so in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The financial numbers of the subsidiaries mentioned herein below are in accordance with the accounting standards used in their standalone reporting under the applicable GAAP.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDB Financial Services Ltd (HDBFSL), is a non-deposit taking NBFC in which the Bank holds a 74.2% stake. For the quarter ended September 30, 2025, HDBFSL’s net revenue was at ₹ 28.5 billion. Profit after tax for the quarter ended September 30, 2025 was ₹ 5.8 billion compared to ₹ 5.9 billion for the quarter ended September 30, 2024. Profit after tax for the half year ended September 30, 2025 was ₹ 11.5 billion. The total loan book was ₹ 1,114 billion as on September 30, 2025. Stage 3 loans were at 2.81% of gross loans. Total CAR was at 21.8% with Tier-I CAR at 17.3%.

HDFC Life Insurance Company Ltd (HDFC Life), in which the Bank holds a 50.3% stake, is a leading life insurance solutions provider. Profit after tax for the quarter ended September 30, 2025 was ₹ 4.5 billion compared to ₹ 4.3 billion for the quarter ended September 30, 2024. Profit after tax for the half year ended September 30, 2025 was ₹ 9.9 billion.

HDFC ERGO General Insurance Company Ltd (HDFC ERGO), in which the Bank holds a 50.3% stake, offers a range of general insurance products. Profit after tax for the quarter ended September 30, 2025 was ₹ 1.8 billion compared to ₹ 2.0 billion for the quarter ended September 30, 2024. Profit after tax for the half year ended September 30, 2025 was ₹ 3.9 billion.

HDFC Asset Management Company Ltd (HDFC AMC), in which the Bank holds a 52.4% stake, is the Investment Manager to HDFC Mutual Fund, and offers a comprehensive suite of savings and investment products. For the quarter ended September 30, 2025, HDFC AMC’s Quarterly Average Assets Under Management were approximately ₹ 8,814 billion. Profit after tax for the quarter ended September 30, 2025 was ₹ 7.2 billion compared to ₹ 5.8 billion for the quarter ended September 30, 2024, a growth of 24.5%. Profit after tax for the half year ended September 30, 2025 was ₹ 14.7 billion.

HDFC Securities Ltd (HSL), in which the Bank holds a 94.1% stake, is amongst the leading broking firms. For the quarter ended September 30, 2025, HSL’s total revenue was ₹ 7.0 billion. Profit after tax for the quarter ended September 30, 2025 was ₹ 2.1 billion, as against ₹ 3.2 billion for the quarter ended September 30, 2024. Profit after tax for the half year ended September 30, 2025 was ₹ 4.4 billion.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

CONSOLIDATED FINANCIAL RESULTS:

The Bank’s consolidated net revenue was ₹ 718.2 billion for the quarter ended September 30, 2025. The consolidated profit after tax for the quarter ended September 30, 2025 was ₹ 196.1 billion, a growth of 10.0% over the quarter ended September 30, 2024. The consolidated profit after tax for the half year ended September 30, 2025 was ₹ 358.7 billion.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

We have included statements in this report which contain words or phrases such as “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, our ability to realize all of the anticipated benefits of the Transaction, future levels of our non-performing/ impaired assets, our growth and expansion, the adequacy of our management of credit risks and our provision/allowance for credit and investment losses, technological changes, the adequacy of our information technology and telecommunication systems, including against cybersecurity threats, negative publicity, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: geopolitical tensions between India and Pakistan, which have increased significantly following the deadly terrorist attack on tourists in Pahalgam in Jammu and Kashmir in April 2025, and have already impacted major treaties and diplomatic relations, with lingering risk of sudden escalation in military conflict between India and Pakistan; geopolitical tensions between India and China; general economic and political conditions; instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, such as the joint strike launched by the United States and the United Kingdom in Yemen following the Houthis group’s attack on international ships in the Red Sea; the ongoing war between Russia and Ukraine; the geopolitical conflict between Israel and Hamas, and the escalation in conflict between Israel and Iran, including U.S. intervention, which have complicated the geopolitical landscape; military armament or social unrest in any part of India; the monetary and interest rate policies of the RBI; natural calamities, pandemics, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; compliance with and changes in Indian and foreign laws and regulations, including tax, accounting, banking regulations, insurance regulations and securities regulations; changes in competition and the pricing environment in India; regional or general changes in asset valuations; and uncertainties arising out of foreign trade and tariff policies followed by major global economies, such as the United States and China.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

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Madhu Chhibber

Head - Corporate Communications

HDFC Bank Ltd., Mumbai.

Mobile: +91 9833775515

madhu.chhibber@hdfcbank.com

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Investor Relations

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

investor.relations@hdfcbank.com